Mail Stop 3561

April 2, 2008

Steven L. Spinner
Chief Executive Officer and President
Performance Food Group Company
12500 West Creek Parkway
Richmond, VA 23238

    Re: **Performance Food Group Company**
        Revised Preliminary Proxy Statement on Schedule 14A
        Filed April 1, 2008
        Form 10-K for Fiscal Year Ended December 29, 2007
        Filed February 26, 2008
        Definitive Proxy Statement on Schedule 14A
        Filed April 4, 2007
        File No. 0-22192

Dear Mr. Spinner:

   We have reviewed the above-referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. The page numbers referenced below refer to the revised proxy materials filed on April 1, 2008.

Preliminary Proxy Statement
The Merger, page 17
Background of the Merger, page 17

1. We note your response to comment four from our letter dated March 14, 2008 and the revised disclosure on page 23 of the proxy statement indicating that Blackstone raised concerns with respect to potential conflicts under "several agreements to which PFG or certain of its subsidiaries is a party." Please expand this disclosure to give more detail regarding the types and number of agreements that contained such conflicts.

Interests of PFG's Directors and Executive Officers in the Merger, page 44
Management Arrangements, page 49

2.   We note the revised disclosure on page 49 regarding the "general" discussions that may occur prior to the merger regarding post-merger employment and compensation. Please disclose whether any such discussions have begun, including a discussion of the parties involved in such discussions.

Definitive Proxy Statement filed April 4, 2007
Compensation Discussion and Analysis, page 8

3.   We note your responses to comments 11, 12, 13, 14 and 15 in our letter dated March 14, 2008. Please provide us with sample disclosure in response to these comments.

Response Letter

4.   We note the statements made in response to our request for certain acknowledgments from the company. Please include with the next response letter a statement signed by a representative of the company that includes the representations requested in our prior letter.

*****

        As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Please contact Blair Petrillo, Staff Attorney, at (202) 551-3550, Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any questions.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director

cc: F. Mitchell Walker